

05043152

[...]MMISSION



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WASH, D.C.
198
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VF 6-3-05

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SEC FILE NUMBER
~~8-B0358300~~

8-46964

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 WOODCLIFF DRIVE
(No. and Street)

FAIRPORT	NY	14450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TODD G. EVERTS, PRESIDENT (585) 267-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANZ R. GRISWOLD, CPA
(Name – *if individual, state last, first, middle name*)

PO BOX 561	DANSVILLE	NY	14437
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 1 4 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Val 6/13

KH 6/17

OATH OR AFFIRMATION

I, FRANZ R. GRISWOLD, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET FINANCIAL GROUP, INC., as of MARCH 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETH C. GRISWOLD, Notary Public
State of N.Y. County of Steuben
Commission Expires April 30, 2006

Signature

CPA
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

235 Captiva Court
Melbourne Beach, FL 32951
(321) 676-7504

Franz R. Griswold
Certified Public Accountant
28 Clara Barton Street
P.O. Box 561
Dansville, New York 14437
(585) 335-8703
Fax (585) 335-7053

140A Metro Park
Rochester, New York 14623
(585) 292-6090

May 20, 2005



SEC MAIL
RECEIVED
PROCESSING
MAY 2 7 2005
WASH., D.C.
198
SECTION

President
Wall Street Financial Group, Inc.
255 Woodcliff Drive
Fairport , NY 14450

Dear Mr. Everts:

We have audited the accompanying Balance Sheet of Wall Street Financial Group, Inc. as of March 31, 2005, and the related statements of income, stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the management of Wall Street Financial Group, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2005, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Respectfully submitted,

Franz R. Griswold
Certified Public Accountant

WALL STREET FINANCIAL GROUP, INC.
Balance Sheet
March 31, 2005

ASSETS

Current Assets		
NFSC – House Account	$ (6,947)	
NFSC – MF House Account	(705)	
NASD – CRD Account	894	
Nat'l Finl Sec Dep	75,000	
Citibank	36,721	
Pershing – Comm Acct	4,783	
Pershing – Comm Acct 2	7,031	
Pershing – 12B1 Comm Acct	1,739	
Pershing – 12B1 Acct	357	
Pershing – Error Acct	0	
Pershing – Sundry Charges	(1,769)	
Pershing – 2nd Sundry Acct	(86)	
Pershing – Prin Trade	10,437	
Pershing – Sec Dep	50,000	
NFSC – Money Market 002518	8,975	
NFSC – Money Market WS107325	7,688	
NFSC – Btm Balance	1	
NFSC – Riskless	4,173	
NFSC – Money Market – 002801	77,124	
Citibank – Deposit Account	91,781	
Citibank – Ins Money Market	111,315	
Acct for Exc Ben	424	
Commissions Receivable – 0-30 days	590,976	
Commissions Receivable – over 30 days	47,969	
Other Receivables	77,136	
NASDAQ Warrants	3,300	$ 1,198,317
Property & Equipment		
Furniture & Fixtures	10,503	
Equipment	61,466	
Less: Accumulated Depreciation	(39,442)	32,527
		$ 1,230,844

LIABILITIES

Current Liabilities		
Commissions Payable	$ 493,766	
Accounts Payable	331,029	
Accrued Taxes on Income	8,304	$ 833,099

STOCKHOLDERS' EQUITY

Common Stock, No Par Value; Authorized 200 Shares; Issued and Outstanding 110 Shares (Note 3)	$ 16,000	
Additional paid in Capital (Note 4)	193,692	
Retained Earnings (Exhibit B)	188,053	$ 397,745
		$ 1,230,844

The accountant's audit report and accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Statement of Income and Retained Earnings
For the Year Ended March 31, 2005

Income		
Commissions	$ 12,437,074	
Licensing Fees	172,641	
Interest Income	3,646	
Other Income	554,676	$ 13,168,037
Expenses		
Commissions	$ 10,620,788	
Compliance	10,891	
Insurance & Bonding	24,372	
Errors & Omissions	497,740	
Legal & Accounting	23,270	
Printing, Brochures & Catalogs	3,517	
Office Supplies	27,757	
Office Services	1,048,551	
Advertising	20,598	
Bank Charges	1,804	
Licenses & Taxes	177,278	
Fees	900	
Postage & Shipping	42,739	
Computer Expense	201,950	
Travel & Entertainment	186,173	
Recruiting	69,003	
Education & Training	2,625	
Rent	82,871	
Utilities & Telephone	40,726	
Client Reimbursement	1,143	
Dues & Subscriptions	5,300	
Supplies	6,675	
Repairs & Maintenance	135	
Depreciation	10,213	
Other Expense	9,022	$ 13,116,041
Net Income (Loss) before Income Taxes		$ 51,996

Income Taxes		
State Income Tax	$ 1,726	
Federal Income Tax	6,578	$ 8,304
Net Income (Loss)		$ 43,692
Retained Earnings - Beginning		144,361
Retained Earnings Adj. – Prior Period Taxes		
Retained Earnings - Ending		$ 188,053

The accountant's audit report and accompanying notes
are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Statement of Cash Flow
For the Year Ended March 31, 2005

Cash Flow from Operating Activity:		
Net Income (Loss)		$ 43,692
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 10,213	
Changes in Assets & Liabilities		
Increase in Receivables	$ (320,674)	
Increase in Current Liabilities	35,680	(274,781)
Net Cash Provided by Operating Activity		$ (231,089)
Cash Flow from Investing Activities		
Capital Expenditures		(976)
Cash Flow from Financing Activities		
Additional paid in Capital (Note 4)		(50,000)
Cash Flow from other Activities – Retained Earnings Adj.		0
Net Increase (Decrease) in Cash		$ (282,065)
Cash & Cash Equivalents at Beginning of Year		761,001
Cash & Cash Equivalents at End of Year		$ 478,936
Cash Paid during the Year for: Income Taxes	$ 3,914	

The accountant's audit report and accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Statement of Changes In Stockholders' Equity
for the Year ended March 31, 2005

Stockholders' Equity - April 1, 2004	$ 404,053
Net Income (Loss)	43,692
Additional paid in Capital (Note 4)	(50,000)
Retained Earnings Adj. – Prior Period Taxes	0
Stockholders' Equity - March 31, 2005	$ 397,745

The accountant's audit report and accompany notes
are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Net Capital Computation
for the Period Ended March 31, 2005

Total Assets			$ 1,230,844
Less: Total Liabilities			833,099
Net Worth Before Deductions			$ 397,745
Deductions and/or charges to Net Worth			
Total Non-allowable Assets		$ 158,950	
Deferred Tax Provisions		0	158,950
Net Capital Before Haircuts			$ 238,795
Haircuts:	NASDAQ Warrants	$ 3,300	
	2% Citibank – Ins Money Market	2,226	
	2% NFSC – Money Market	1,542	
	2% NFSC – Money Market	154	
	2% NFSC – Money Market	180	7,402
Net Capital			$ 231,393

Note: No material differences existed between the accountant's audited capital computation and the broker-dealer's corresponding unaudited capital computation.

The accountant's audit report and accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Reconciliation of Accountant's Audited Capital Computation
to Broker-Dealer's Corresponding Unaudited Capital Computation
for the Period ended March 31, 2005

Unaudited Capital Computation	$	236,696
Re-classification entry to reconcile balance sheet items		0
Accrued Taxes on Income		(5,304)
Rounding		1
Audited Capital Computation	$	231,393

The accountant's audit report and accompanying notes
are an integral part of these financial statements.

FRANZ R. GRISWOLD
CERTIFIED PUBLIC ACCOUNTANT
28 CLARA BARTON STREET
P.O. BOX 561
DANSVILLE, NEW YORK 14437
(585) 335-8703
FAX (585) 335-7053

235 CAPTIVA COURT
MELBOURNE BEACH, FL 32951
(321) 676-7504

140A METRO PARK
ROCHESTER, NEW YORK 14623
(585) 292-6090


SEC MAIL
RECEIVED
PROCESSING
MAY 2 7 2005
WASH. D.C.
198
SECTION

May 20, 2005

Wall Street Financial Group, Inc.
Report of Internal Control & Material Inadequacies

In planning and performing our audit, we considered Wall Street Financial Group, Inc. 's internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control that might be material weaknesses. A material weakness is a condition in which the design of operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

In our opinion, management's assertion that, as of March 31, 2005, Wall Street Financial Group, Inc. maintained an effective internal control structure, including the appropriate segregation of responsibilities and duties, and that no material inadequacies existed is fairly stated in all material respects.

Respectfully submitted,

Franz R. Griswold
Certified Public Accountant

WALL STREET FINANCIAL GROUP, INC.
Notes to Financial Statements
March 31, 2005

1) Wall Street Financial Group, Inc., a company specializing in financial planning, was incorporated in the State of New York on April 8, 1992.

2) **Property & Equipment**
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets.

3) **Common Stock**
During the year ended March 31, 1995, 110 shares of no par value stock were issued in the amount of $16,000. 100 shares were issued to Todd G. Everts on June 21, 1994 and 10 shares were issued to James P. Yockel on August 30, 1994. During the fiscal year ended March 31, 1998, Todd Everts purchased 10 shares from James P. Yockel making Mr. Everts 100% stockholder.

4) **Additional Paid in Capital**
During the year ended March 31, 2005, Todd G. Everts, the majority stockholder in Wall Street Financial Group, Inc., withdrew additional paid in capital in the amount of $50,000.

5) **Management Review**
The small number of administrative and clerical employees in this office creates a weak internal control condition. As a result, the audit and review of the records had to be extensive. As problem areas are uncovered, it is the responsibility of management to correct and monitor them.